SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           Orion Network Systems, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   68628K 10 4
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                             Stephen M. Piper, Esq.
                            Associate General Counsel
                           Lockheed Martin Corporation
                              6801 Rockledge Drive
                            Bethesda, Maryland 20817
                                  301-897-6177
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                January 31, 1997
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 69628K 10 4
--------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Lockheed Martin Corporation
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) | |
                                                                  (b) |X|
--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                          | |

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Maryland
--------------------------------------------------------------------------------
                              7.         SOLE VOTING POWER

                                                    1,368,340
        NUMBER OF
          SHARES
       BENEFICIALLY        -----------------------------------------------------
        OWNED BY             8.         SHARED VOTING POWER
          EACH
        REPORTING                                   0
       PERSON WITH          ----------------------------------------------------
                              9.         SOLE DISPOSITIVE POWER

                                                    1,368,340
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,368,340
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                  | |

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       11.14%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       HC
================================================================================


                               Page 2 of 16 Pages

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 68628K 10 4
--------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Lockheed Martin Commercial Launch Services, Inc.
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC and 00
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                          | |

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                              7.         SOLE VOTING POWER

                                              1,368,340
        NUMBER OF
          SHARES
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY             8.         SHARED VOTING POWER
          EACH
        REPORTING                             0
       PERSON WITH          ----------------------------------------------------
                              9.         SOLE DISPOSITIVE POWER

                                              1,368,340
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,368,340
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                  | |

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.14%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================


                               Page 3 of 16 Pages

ITEM 1.           SECURITY AND ISSUER

                  The class of equity  securities  to which  this  statement  on
Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Orion Network Systems, Inc. (the "Company"), a Delaware corporation. The principal executive offices of the Company are located at 2440 Research Boulevard, Suite 400, Rockville, Maryland 20850.


ITEM 2.           IDENTITY AND BACKGROUND

                  This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons") (1) Lockheed Martin Corporation, a Maryland corporation ("LMC"), and (2) Lockheed Martin Commercial Launch Services, Inc., a Delaware corporation ("LMCLS").

                  LMCLS is a commercial launch services provider and provided launch services to Orion Atlantic as the launch subcontractor. The address of the principal business and principal office of LMCLS is 12999 Deer Creek Canyon Road, Littleton, Colorado 80127.

                  LMC owns all of the capital stock of LMCLS and its principal business is aerospace/defense. The address of the principal business and principal office of LMC is 6801 Rockledge Drive, Bethesda, Maryland 20817.

                  The name, business address, citizenship, present and principal occupation or employment, and the name, principal business and address of any corporation or organization in which each such employment is conducted, of each executive officer or member of the Board of Directors, as applicable, of LMCLS and LMC are set forth on Schedules A and B, respectively, attached hereto.

                  During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

                  Although LMC has not been convicted in a criminal proceeding, and has not been subject to a judgment, decree or final order, in each case of the type described in the immediately preceding paragraph, Lockheed Corporation (one of the predecessor corporations to LMC) entered into a plea agreement

                               Page 4 of 16 Pages
dated January 27, 1995 with the United States of America with respect to certain violations. For further information concerning the plea agreement and the events out of which it arose, see the description contained in the Joint Proxy Statement/ Prospectus, page 54, under the caption "Lockheed Plea Agreement," which is contained in Registration Statement No. 33- 57645 on Form S-4 filed by LMC on February 9, 1995.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  A predecessor to the business of LMCLS acquired 239,769 shares of common stock from Orion Network Systems, Inc., now named Orion Oldco Services, Inc. ("Orion Oldco"), in a private placement on September 11, 1989 for an aggregate purchase price of $2,347,826.40. Such number of shares is after giving effect to two reverse stock splits effected after the date of issuance. Such shares of common stock were ultimately acquired by LMCLS through the acquisition of such business. Pursuant to a merger transaction (the "Merger") which occurred on January 31, 1997, Orion Oldco became a wholly owned subsidiary of the Company. As a result of the Merger, LMCLS beneficially owns 239,769 shares of Common Stock of the Company which it received in exchange for the 239,769 shares of common stock of Orion Oldco previously held by it.

                  On December 16, 1996, Orion Oldco announced that it had agreed to acquire all of the interests which it did not already own in the Orion Atlantic partnership. The Agreement to acquire such interests was pursuant to a
Section 351 Exchange Agreement and Plan of Conversion dated June 1996, as amended pursuant to a First Amendment thereto dated December 1996 (as so amended, the "Exchange Agreement").

                  Pursuant to the Exchange Agreement, Orion Oldco, now a wholly-owned subsidiary of the Company as described above, agreed, among other things, to have the Company issue shares of Series C 6% Cumulative Redeemable Convertible Preferred Stock (the "Series C Preferred Stock") in exchange for the limited partnership interests in Orion Atlantic held by all limited partners other than Orion Oldco or its subsidiaries (the "Exchanging Partners") and other rights relating thereto (the "Exchange"). As a result of the Exchange, which was consummated on January 31, 1997, the Company became the direct or indirect owner of all of the partnership interests in Orion Atlantic. In addition, the Company acquired certain rights currently held by the Exchanging Partners, including the Exchanging Partners' rights to receive repayment of various advances made to Orion Atlantic.

                  Pursuant to the Exchange, LMCLS received 19,750 shares of Series C Preferred Stock. Subject to the preferential rights of certain other shares of capital stock of the Company, the Series C Preferred Stock is entitled


                               Page 5 of 16 Pages
to receive dividents that accrue daily at the per annum rate of 6% of the Liquidation Value ($1,000 per share). Such dividends are payable exclusively (except in the event of liquidation) in the Company's Common Stock. The number of shares of Common Stock distributable as a dividend on each share of Series C Preferred Stock is calculated based on the market price of such Common Stock under a formula set forth in the Certificate of Designations for the Series C Preferred Stock (the "Certificate of Designations").

                  At any time and from time to time after the issuance thereof, any holders of Series C Preferred Stock may convert any or all of the shares of Series C Preferred Stock (including any fraction thereof) held by such holder into a number of shares of Common Stock equal to the sum of (a) the number of shares of Common Stock computed by multiplying the number of shares of Series C Preferred Stock to be converted by $1,000 and dividing the result by $17.50, subject to adjustment, plus (b) the number of shares of Common Stock that would be payable if all accrued but unpaid dividends were declared and paid on the shares of Series C Preferred Stock to be converted. Accordingly, without giving effect to any shares of Common Stock issuable in respect of accrued but unpaid dividends, 1,128,571 shares of Common Stock are issuable upon conversion of the Series C Preferred Stock held by LMCLS.

                  The Closing of the Exchange Agreement was conditioned upon, among other conditions, the satisfaction or waiver by LMCLS of the condition that LMCLS and Matra Marconi Space UK Limited enter into a subcontract to the Orion II Satellite Contract relating to the launch of Orion II. In addition, the obligations of the Exchanging Partners under various financing and other agreements relating to the Orion Atlantic partnership were terminated upon the consummation of the Exchange.

                  The information set forth in Exhibits 2, 3 and 4 hereto is hereby expressly incorporated herein by reference and the response to Item 3 of this statement on Schedule 13D is qualified in its entirety by the provisions of such exhibit.


ITEM 4.           PURPOSE OF TRANSACTION

                  As described in item 3 above, LMCLS (i) acquired the common stock of Orion Oldco previously held by it pursuant to its acquisition of the business by its predecessor, (ii) acquired the shares of Common Stock of the Company in exchange for such shares of Orion Oldco pursuant to the Merger and
(iii) acquired the shares of Series C Preferred Stock held by it pursuant to the Exchange Agreement. LMCLS continues to hold the Common Stock and the Series C Preferred Stock held by it for investment purposes. None of the Reporting Persons has any intention of acquiring control over the Company; however, depending upon market and other conditions, LMCLS or its affiliates may acquire additional shares of Common Stock for investment purposes if such shares of

                               Page 6 of 16 Pages

Common Stock become available at prices that are attractive to them, or may, subject to any restrictions contained in the Resales Restrictions Agreement (as defined below) or under applicable securities laws, dispose of all or a portion of the Common Stock that they currently own or may hereinafter acquire.

                  Except as disclosed in this Schedule 13D, the Reporting Persons do not have any plans or proposals of the type set forth in Paragraphs
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  LMCLS may be deemed to be the beneficial owner of the 1,368,340 shares of Common Stock (the "LMCLS Shares") directly owned by it or issuable upon conversion of the Series C Preferred Stock directly owned by it, or 11.14% of the Common Stock outstanding. LMCLS has the sole power to vote and the sole power to dispose of the LMCLS Shares.

                  LMC, as the sole stockholder of LMCLS, may be deemed for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the LMCLS Shares.

                  The percentage of the Common Stock outstanding reported as beneficially owned by each Reporting Person herein on the date hereof is based upon the 11,554,626 shares of Common Stock actually outstanding as of the close of business on January 31, 1997 (after giving effect to the Merger and the Exchange) plus the 1,128,571 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by LMCLS (but without giving effect to any shares issuable in respect of accrued but unpaid dividends on the Series C
Preferred Stock and without giving effect to the issuance of any shares of Common Stock upon exercise of options or warrants or upon conversion or exchange of convertible or exchangeable securities held by any other person).


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The response to Item 3 of this statement on Schedule 13D is incorporated herein by reference.

                  The holders of Series C Preferred Stock are entitled to vote on all matters submitted to the Company's stockholders for a vote together with the holders of the Company's Common Stock, Series A 8% Cumulative Redeemable Convertible Preferred Stock and Series B 8% Cumulative Redeemable Convertible Preferred Stock, voting together as a single class. The holder of a share of Series C Preferred Stock (including fractional shares) will be entitled to 1 vote for each whole share of the Company's Common Stock issuable upon conversion of such share of Series C Preferred Stock. See the Certificate of Designations


                               Page 7 of 16 Pages
attached hereto as Exhibit 4 for the powers, rights and preferences of, and the qualifications, limitations and restrictions of, the Series C Preferred Stock.

                  Pursuant to a Registration Rights Agreement entered into pursuant to the Exchange Agreement, the Exchanging Partners (including LMCLS) were granted certain shelf, demand and "piggyback" registration rights with respect to the shares of Common Stock or other securities issued or issuable upon conversion of the Series C Preferred Stock or issued as dividends or distributions pursuant to the Certificate of Designations. See the Registration Rights Agreement attached as Exhibit D to the Exchange Agreement.

                  Pursuant to a Resales Restriction Agreement entered into on January 31, 1997 (the "Resales Restriction Agreement"), each of the Exchanging Partners agreed, among other things, that it will not transfer any shares of Common Stock issued upon conversion of shares of Series C Preferred Stock or as dividends on Series C Preferred Stock (the "Affected Shares") for 180 days after the issuance of the Series C Preferred Stock without the prior written consent of the Company, unless such a transfer is to an affiliate or does not involve a public distribution or public offering or occurs as the result of certain events set forth in the Resales Restriction Agreement, and is conducted as provided in the Resales Restriction Agreement. Also, each of the Exchanging Partners agreed, pursuant to the Resales Restriction Agreement, until January 31, 2002 not to transfer during any 90- day period Affected Shares that collectively represent more than 25% of the aggregate number of shares of Common Stock issuable upon the conversion of the Series C Preferred Stock received by such Exchanging Partner pursuant to the Exchange Agreement or as dividends on the Series C Preferred Stock, except as provided in the Resales Restriction Agreement. See the Resales Restriction Agreement attached as Exhibit E to the Exchange Agreement.

                  The information set forth in Exhibits 4, 5 and 6 hereto is hereby expressly incorporated herein by reference and the response to Item 3 of this statement on Schedule 13D is qualified in its entirety by the provisions of such exhibit.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are included as exhibits hereto:

                  1.       Joint Filing Agreement pursuant to Rule 13d-1(f).

                  2. Section 351 Exchange Agreement and Plan of Conversion (the "Exchange Agreement"), dated as of June 1996, among International Private Satellite Partners, L.P., Orion Network Systems, Inc. (now named Orion Oldco Services, Inc.), Orion Satellite

                               Page 8 of 16 Pages

                           Corporation and the Exchanging Partners, and certain exhibits thereto (incorporated by reference to
                           Exhibit 10 of Current Report on Form 8K of Orion Network Systems, Inc. filed December 20, 1996).

                  3.       First Amendment to Exchange Agreement
                           (incorporated by reference to Exhibit 10.45 in Registration Statement 333-19795 on Form S-4 of Orion Newco Services, Inc.).

                  4. Form of Certificate of Designations of Series C Preferred Stock (incorporated by reference to Exhibit 4.3 of Registration Statement on Form 8-B of Orion Newco Services, Inc. filed on January 31,
                           1997).

                  5. Form of Registration Rights Agreement (Exhibit D to Item 2 above).

                  6. Resales Restriction Agreement (Exhibit E to Item 2 above).

                               Page 9 of 16 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1997

                                            LOCKHEED MARTIN CORPORATION



                                            By:   /s/ Raymond S. Colladay
                                               --------------------------
                                                 Raymond S. Colladay
                                                 President - Astronautics



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1997

                                            LOCKHEED MARTIN COMMERCIAL LAUNCH
                                            SERVICES, INC.



                                            By:   /s/ Jeffrey D. MacLauchlan
                                               -----------------------------
                                                 Jeffrey D. MacLauchlan
                                                 Vice President and Assistant
                                                     Treasurer




                               Page 10 of 16 Pages

                                                                     SCHEDULE A

                        Executive Officers and Directors
                                       of
                Lockheed Martin Commercial Launch Services, Inc.

                  The names of the Directors and the names and titles of the Executive Officers of LMCLS and their business addresses and principal occupations are set forth below. Unless otherwise indicated, the principal business address of each of the persons listed below is 12999 Deer Creek Canyon Road, Littleton, Colorado 80127. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to LMCLS and each individual is a United States citizen and an employee of LMC.


Name, Business Address           Present Principal Occupation
                                 and Title

Michael R. Wash                  President and Director
101 West Broadway
Suite 2000
San Diego, CA  92101

Michael W. Wynne                 Vice President and General
12257 State Highway 121              Manager, Space Launch
Mail Stop 5000                       Systems, of LMC and Director
Littleton, Colorado 80127            of LMCLS

Raymond Colladay                 President - Astronautics of
                                   LMC and Director of LMCLS

Jeffrey D. MacLauchlan           Vice President, Assistant
                                     Treasurer and Director of
                                     LMCLS and Vice President,
                                     Business Management of LMC
                                     Astronautics

Janet L. McGregor                Treasurer of LMCLS and Vice
6801 Rockledge Drive                 President and Chief
Bethesda, Maryland 20817             Financial Officer of LMC's
                                     Electronics Sector

Lillian M. Tripett               Secretary of LMCLS and Vice
6801 Rockledge Drive                 President, Associate General
Bethesda, Maryland 20817             Counsel and Secretary of LMC

Michael J. Kramer                Assistant Secretary of LMCLS
                                 and Vice President and General
                                 Counsel of LMC Astronautics



                              Page 11 of 16 Pages

                                                                    SCHEDULE B


                        Executive Officers and Directors
                                       of
                           Lockheed Martin Corporation


           The names of the Directors and the names and titles of the Executive Officers of LMC and their business addresses and principal occupations are set forth below. Unless otherwise indicated, the business address of each of the Executive Officers and Directors of LMC is 6801 Rockledge Drive, Bethesda, Maryland 20817. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to LMC and each individual is a United States citizen.


Name, Business Address                   Present Principal Occupation
                                         and Title

Norman R. Augustine                      Chairman & Chief Executive
                                         Officer and Director

James A. Blackwell, Jr.                  President & Chief Operating
                                         Officer of Aeronautics Sector

Marcus C. Bennett                        Executive Vice President,
                                         Chief Financial Officer and
                                         Director

Melvin R. Brashears                      President & Chief Operating
                                         Officer of Space & Strategic
                                         Missiles Sector

Vance D. Coffman                         President & Chief Operating
                                         Officer and Director

Raymond S. Colladay                      President Astronautics
12999 Deer Creek Canyon Road
Littleton, Colorado 80127

Thomas A. Corcoran                       President & Chief Operating
                                         Officer Electronics Sector

Dain M. Hancock                          President Tactical Aircraft
Lockheed Boulevard                       Systems
Ft. Worth, Texas 76108
P.O. Box 748

K. Michael Henshaw                       President Missiles & Space
1111 Lockheed Way
P.O. Box 3504
Sunnyvale, California 94088

John R. Kreik                            President Sanders
65 Spit Brook Road
Nashua, New Hampshire 03061


                               Page 12 of 16 Pages

Frank C. Lanza                            Executive Vice President

John S. McLellan                          President Aeronautical Systems

Frank H. Menaker, Jr.                     Executive Vice President &
                                          General Counsel

Albert Narath                             President & Chief Operating
                                          Officer Energy & Environment
                                          Sector

Robert E. Rulon                           Vice President & Controller

Walter E. Skowronski                      Vice President & Treasurer

Peter B. Teets                            President & Chief Operating
                                          Officer Information and
                                          Services Sector

Lynne V. Cheney                           Director of LMC and W.H.
                                          Brady, Jr.
                                          Distinguished Fellow, American
                                          Enterprise Institute

Houston I. Flournoy                       Director of LMC and Special
                                          Assistant to the President,
                                          Governmental Affairs,
                                          University of Southern
                                          California

James F. Gibbons                          Director of LMC and Special
                                          Counsel to the President for
                                          Industry Relations, Stanford
                                          University

Edward E. Hood, Jr.                       Director of LMC and Retired
                                          Vice Chairman, General
                                          Electric Company

Caleb B. Hurtt                            Director of LMC and Retired
                                          President and Chief Operating
                                          Officer, Martin Marietta
                                          Corporation

Gwendolyn S. King                         Director of LMC and Senior
                                          Vice President, Corporate and
                                          Public Affairs, PECO Energy
                                          Company

Vincent N. Marafino                       Director of LMC and Retired
                                          Executive Vice President,
                                          Lockheed Martin Corporation

Eugene F. Murphy                          Director of LMC and President
                                          & Chief Executive Officer, GE
                                          Aircraft Engines


                               Page 13 of 16 Pages

Allen E. Murray                           Director of LMC and Retired
                                          Chairman & Chief Executive
                                          Officer, Mobil Corporation

Frank Savage                              Director of LMC and Chairman,
                                          Alliance Capital Management
                                          International

Daniel M. Tellep                          Director of LMC and Retired
                                          Chairman of the Board and
                                          Chief Executive Officer,
                                          Lockheed Martin Corporation

Carlisle A.H. Trost                       Director of LMC and Retired
                                          Chief of Naval Operations

James R. Ukropina                         Director of LMC and Partner,
                                          O'Melveny & Myers

Douglas C. Yearley                        Director of LMC and Chairman,
                                          President and Chief Executive
                                          Officer, Phelps Dodge
                                          Corporation



                               Page 14 of 16 Pages

                                  EXHIBIT INDEX

           1.         Joint Filing Agreement pursuant to Rule 13d-1(f).

           2. Section 351 Exchange Agreement and Plan of Conversion (the "Exchange Agreement"), dated as of June 1996, among International Private Satellite Partners, L.P., Orion Network Systems, Inc. (now named Orion Oldco Services, Inc.), Orion Satellite Corporation and the Exchanging Partners, and certain exhibits thereto (incorporated by reference to Exhibit 10 of Current Report on Form 8K of Orion Network Systems, Inc. filed December 20, 1996).

           3. First Amendment to Exchange Agreement (incorporated by reference to Exhibit 10.45 in Registration Statement 333-19795 of Form S-4 on Orion Newco Services, Inc.).

           4. Form of Certificate of Designations of Series C Preferred Stock (incorporated by reference to Exhibit
                      4.3 of Registration Statement on Form 8-B of Orion Newco Services, Inc. filed on January 31, 1997).

           5.         Form of Registration Rights Agreement (Exhibit D to
                      Item 2 above).

           6. Resales Restriction Agreement (Exhibit E to Item 2 above).


                               Page 15 of 16 Pages

                                                                   Exhibit 1


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value per share, of Orion Network Systems, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Rule 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  September 10, 1997

LOCKHEED MARTIN COMMERCIAL LAUNCH
SERVICES,INC.


By:   /s/ Jeffrey D. MacLauchlan
   --------------------------------------------
         Jeffrey D. MacLauchlan
         Vice President and Assistant Treasurer

LOCKHEED MARTIN CORPORATION


By:   /s/ Raymond S. Colladay
   --------------------------------------------
         Raymond D. Colladay
         President - Astronautics

                               Page 16 of 16 Pages


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